December 21, 2008

Via Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Sonia Gupta Barros

	Re:	Tropicana Entertainment Inc.
Form 10-12G
Filed November 10, 2009
File No. 000-53831

Ladies and Gentlemen:

On behalf of Tropicana Entertainment Inc. (the “Company” ), we are writing to respond to the comments raised in your letter to Mr. Scott Butera, Chief Executive Officer of the Company, dated December 7, 2009, relating to the Company’s Registration Statement on Form 10-12G filed on November 10, 2009 (the “Form 10”).  The Company has revised the Form 10 in response to the Staff’s comments as well as to include interim financial statements of the Company’s Predecessors and Tropicana AC (as defined in the Form 10) for the nine-month periods ended September 30, 2009 and 2008, and is filing concurrently with this letter, via EDGAR, a revised Form 10 to reflect the revisions and to update the disclosures contained therein. For ease of reference, we have reproduced the comments in their entirety below.

General

1.             Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, which is January 11, 2010. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and refiling it at such time as you are able to respond to any remaining issues or comments.

Response: Acknowledged.

2.             Please state why you are filing this Form 10 at this time.

Response:  We respectfully advise the Staff that the Company is filing the Form 10 in connection with its application to be licensed as a gaming company in the various states in which the Company will operate gaming assets it will acquire from the Predecessors and Tropicana AC.  The approvals of various of the Company’s licensing applications are contingent on the Company voluntarily registering its common stock under section 12(g) of the Securities Exchange Act of 1934, as amended.

3.             Throughout the registration statement you refer to the issuance of various securities as part of the transactions described in the registration statement, including common stock, warrants, beneficial interests in the litigation trust. Please provide us your analysis as to why you believe you do not need to register the issuance of these securities under the Securities Act of 1933. Please tell us if you believe there is an applicable exemption from registration.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the Company is issuing the various securities referred to throughout the registration statement, including common stock, warrants and beneficial interests in the litigation trust, pursuant to Section 1145(a) of the Bankruptcy Code, which exempts from registration securities offered pursuant to a plan of reorganization, by a debtor’s successor, in exchange for claims against such debtor.  The Amended and Restated Plan of Reorganization of the Company’s Predecessors (the “Plan”) provides for the issuance of the common stock, warrants, and interests in the litigation trust to the creditors of the Predecessors, in exchange for their claims against the Predecessors.  For example, the Plan states:

“On the Effective Date or as soon as practicable thereafter, Holders of Allowed OpCo Credit Facility Secured Claims, in full, final, and complete satisfaction of such Claims, shall receive their Pro Rata share of... the Reorganized OpCo common stock....”  “Holders of Allowed OpCo General Unsecured Claims, in full, final, and complete satisfaction of such Claims, shall receive their Pro Rata share of… the Reorganized OpCo Warrants, and … the Unsecured Creditors Litigation Trust Proceeds”  “Holders of Allowed OpCo Noteholder Unsecured Claims, in full, final, and complete satisfaction of such Claims, shall receive their Pro Rata share of … the Reorganized OpCo Warrants, and … the Unsecured Creditors Litigation Trust Proceeds.”

In addition, the order of the Delaware Bankruptcy Court approving the Amended and Restated Purchase Agreement for the Tropicana AC states that “Pursuant to Section 1145(a) of the Bankruptcy Code, the offer, sale, transfer and delivery of the Reorganized OpCo common stock as part of, pursuant to, and in the manner provided by the Modified Plan, Amended Agreement and Transaction, including, without limitation, the sale, transfer and delivery of the Reorganized OpCo Common Stock… to the [OpCo Lenders], is exempt from registration under the Securities Act.”

4.             Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Response:  We note the Staff’s comment and have revised the disclosures in the Form 10 as appropriate.

5.             Throughout the registration statement you make references which imply that you already own the casino properties you intend to purchase. For example, on page 11 you refer to “we and our competitors.” On page 13 you refer to “our pavilion.” On page 18 you refer to “our customer base.” Please remove any references that suggest your acquisition of the properties is already complete.

Response:  In response to the Staff’s comment, we have revised the disclosure in the Form 10 to make clear that the Company does not already own the casino properties it will acquire.

6.             We note that some of the terms and descriptions used in your disclosure may be unclear to investors. Please use terms that an ordinary investor could understand. For example only, please explain what you mean by the following terms:

•                  Durable Power of Attorney,” page 5;

•                  “credit bid,” page 7;

•                  “stalking horse,” page 7.

Response:  In response to the Staff’s comment, we have revised the disclosure in the Form 10 to use terms an ordinary investor will understand.

Business, page 2

Background, page 4

7.             Please describe the relationship of Tropicana Entertainment, LLC and Tropicana Finance Corp. to Wimar and TEH.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that Wimar is the parent of TEH, which is the parent of Tropicana Entertainment, LLC, which is the parent of Tropicana Finance Corp.  We have revised the disclosure in the Form 10 to make this clear.

Bankruptcy Proceedings, page 5

8.             Please revise your disclosure to disclose if any other properties or casinos, other than Tropicana AC, were subject to the New Jersey License Denial and the conservatorship.

Response:   In response to the Staff’s comment, we have revised the disclosure in the Form 10 to make clear that no other properties or casinos were subject to the New Jersey License Denial.

9.             Please describe Mr. Robert Dingman’s relationship to TEH and the relevance of the Evansville Power of Attorney.

Response:   In response to the Staff’s comment, we have revised the disclosure in the Form 10 to describe Mr. Robert Dingman’s relationship to TEH and the relevance of the Evansville Power of Attorney.

10.          Please indicate when you expect the Predecessors’ Plan of Reorganization to become effective and describe any material conditions that remain open.

Response:   In response to the Staff’s comment, we respectfully advise the Staff that we expect the Plan of Reorganization to become effective in late January 2010.  The remaining conditions to the Plan going effective are 1) effectiveness of the Form 10, 2) regulatory approval in Nevada, New Jersey, Indiana and Louisiana and 3) execution of our exit financing arrangements.

11.          Please include as an exhibit the Amended and Restated Purchase Agreement entered into on November 4, 2009 that provides for a subsidiary of yours to purchase Tropicana AC. Disclose the name of your subsidiary. Exhibit 21.1 suggests that you have no subsidiaries. Please explain this inconsistency.

Response:   In response to the Staff’s comment, we have included the Amended and Restated Purchase Agreement as Exhibit 2.2 to the Form 10.  We respectfully advise the Staff that our direct, wholly owned subsidiary Tropicana Atlantic City Corp. will be purchasing the Tropicana AC.  At the time we filed the Form 10, the Amended and Restated Purchase Agreement had not yet been executed, and Tropicana Atlantic City Corp. had not been made a subsidiary of the Company.  We have revised the disclosure in the Form 10 and updated Exhibit 21.1 accordingly.

12.          Please disclose when you expect the sale of Tropicana AC to be completed and any material conditions or other impediments to the sale that currently exist.

Response:   In response to the Staff’s comment, we respectfully advise the Staff that we expect the sale of the Tropicana AC to be completed immediately after the Plan goes effective.  The only material conditions are final regulatory approval by New Jersey and effectiveness of the Plan.

13.          We note that the OpCo Lenders will receive 12,901,947 shares of your common stock, representing 51 % of your outstanding shares. Please revise your disclosure to name the OpCo Lenders, disclose each shareholder’s interest and to state clearly that they will become your majority shareholders.

Response:   With respect to the Staff’s comment, we respectfully advise the Staff that the OpCo Lenders comprise approximately 150 banks and hedge funds, each of which beneficially own some portion of the TE Senior Secured Credit Facility.  Immediately after the Plan of Reorganization is effective and the Tropicana AC sale is completed, the OpCo Lenders will own 25,000,000 shares of common stock of the Company, which will constitute all of the issued and outstanding stock of the Company.  Icahn Capital, through several of its affiliates, currently is the beneficial owner of approximately 47.5% of the TE Senior Secured Credit Facility, while no other OpCo Lender owns more than 5%.  12,098,053 shares of common stock will be distributed on the effective date of the Plan of Reorganization to the OpCo Lenders on a pro rata basis, of which Icahn Capital will receive approximately 47.5%.  Upon consummation of the Tropicana AC purchase, the OpCo Lenders will each receive their pro rata portion of 12,901,947 shares of common stock; and Icahn Capital will also receive approximately 47.5% of those additional 12,901,947 shares.  Through both transactions, Icahn Capital will come to own approximately 11,865,000 shares, or approximately 47.5%, of the Company’s common stock and will be our majority stockholder, while no other OpCo Lender will own more than 5% of the Company’s outstanding common stock.  We have revised the disclosure in the Form 10 to make this clear.

Restructuring Transactions, page 8

14.          Your disclosure as currently drafted does not provide a clear picture of the restructuring transactions pursuant to which you will acquire the assets that will become your business. Please describe the material terms of the transaction and name all key parties involved. For example, please describe Mr. Icahn’s involvement and role, the current owners of the Predecessors and Adamar, the total amount of consideration for the assets, the liabilities to be assumed and any material continuing obligations. Disclose the material terms of the warrants to be issued, including provisions such as exercise price and term. Describe the “beneficial interests in the Litigation Trust” including who will receive these and what these interests represent.

Response:   In response to the Staff’s comment, we have revised the disclosure in the Form 10 to describe in detail the various transactions that are expected to occur that make up the Restructuring Transactions, to disclose the terms of the warrants and to describe the beneficial interests in the litigation trust.

We respectfully advise the Staff that all of the equity of Wimar, TEH’s parent company, is currently owned by William J. Yung III.  Pursuant to the Plan, all of the equity of TEH, held by William J. Yung through Wimar, will be cancelled, and the assets of TEH will be transferred to the Company, whose equity will be distributed, pursuant to the Plan, to the OpCo Lenders, of which there are approximately 150 separate beneficial owners.  Icahn Capital, which is controlled by Mr. Icahn, currently beneficially owns approximately 47.5% of the TE Senior Secured Credit Facility, and accordingly will come to beneficially own approximately 47.5% of the equity of the Company. No other OpCo Lender will come to own more than 5% of the common stock.

15.          We note your disclosure that the OpCo Lenders will be issued 12,098,053 shares of common stock and the holders of the TE Notes and holders of general unsecured claims will receive warrants to purchase 3,750,000 shares of common stock and beneficial interests in the Litigation Trust. Please clarify if these securities are in addition to the securities issued to the Predecessors. Please disclose all persons who will receive common stock, warrants or other interests in you and their resulting ownership after the completion of all of the transactions.

Response:   In response to the Staff’s comment, we respectfully advise the Staff that, as noted in our response to comment 13, pursuant to the Plan, the Company will issue 12,098,053 shares to the Predecessors in exchange for their assets and the Predecessors will distribute those same shares to the OpCo Lenders in exchange for their claims against the Predecessors.  Icahn Capital, which is controlled by Mr. Icahn, currently beneficially owns approximately 47.5% of the TE Senior Secured Credit Facility, and accordingly will come to own over approximately 47.5% of the equity of the Company.  No other OpCo Lender will come to own more than 5% of our common stock.  All of securities of the Predecessors will be cancelled under the terms of the Plan.

16.          Please include the plan of reorganization as an exhibit to the registration statement.

Response:   In response to the Staff’s comment, we have included the Plan as Exhibit 2.1 to the Form 10.

17.          We note the charts on pages 9 and 10. Please revise these charts so they are readable.

Response:   In response to the Staff’s comment, we have increased the font size of the charts and rotated their orientation so as to make them more readable.

Properties and Segments, page 11

18.          Please confirm that all of the properties you have described in this section are those that will be acquired pursuant to the plan of reorganization, the November 4, 2009 Amended and Restated Purchase Agreement and any other transactions described in this registration statement. If any properties you describe in this section will not be acquired by you, please explain. To that effect, we note your disclosure on page 27 that you will not own or control Tropicana LV or Tahoe Horizon.

Response:   In response to the Staff’s comment, we have removed the description of the Tahoe Horizon, and confirm that all the properties now described in this section are those that will be acquired pursuant to the Plan.

19.          We note your disclosure on page 35 regarding the Predecessors’ dependence on the slot machine manufacturing industry. Please provide a brief discussion of this dependence within this section. For example, you should disclose whether the Predecessors had any material agreements with slot machine manufacturers, any key manufacturers upon which the Predecessors are dependent and any material impact this may have on your business in the future.

Response:   In response to the Staff’s comment, we have added a discussion of the slot machine manufacturing industry to the Properties and Segments section of the Form 10.

Trademarks. page 19

20.          Please disclose the material trademarks of Adamar that will be part of the businesses you acquired. Your current disclosure only refers to the material trademarks of the Predecessors.

Response:   In response to the Staff’s comment, we respectfully advise the Staff that Adamar does not own any material trademarks.

Government Regulation, page 20

21.          We note your disclose in this section that many jurisdictions’ gaming statutes and regulations distinguish between private and “public” gaming companies. To the extent that any of these jurisdictions have regulations that will materially impact the business you intend to operate because you will be a “public” company, please revise your disclosure to briefly describe those regulations and the material effect.

Response:   In response to the Staff’s comment, we respectfully advise the Staff that the various state gaming statutes and regulations distinguishing between private and “public” gaming companies impose different ownership and transferability limitations on the equity owners of such gaming companies, but do not affect the operations of the business.  For example, as noted in the section on “— Findings of Qualification and Suitability Determinations,” Nevada’s gaming statutes require that every equity owner of a private company must undergo a suitability determination; in the case of public companies, only shareholders owning in excess of 10% must be found suitable.  The Government Regulation section describes the impact of these statutes and regulations on a public gaming company, which we will be.  We have revised the disclosure in the Form 10 to make this clear.

Risk Factors, page 25

22.          Please revise your risk factor subheadings to fully describe the specific risks that they highlight. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. As a general rule, your revised subheadings should work only in this document. If they are readily transferable to other companies’ documents, they are probably too generic. See Item 503(c) of Regulation S-K. For example only, we note the following subheadings:

•                  “The uncertainty regarding the eventual outcome of our Plan of Reorganization...,” page 26;

•                  “We may be unable to achieve projected financial results ... ,” page 26; and

•                  “Our operations will be subject to numerous laws and regulations,” page 33.

Response:   In response to the Staff’s comment, we have revised the risk factor subheadings so as to more specifically describe the risks they highlight.

23.          Some of your risk factors lack the specificity required to adequately address the risk presented. Please revise to include quantitative and qualitative disclosure along with specific examples where appropriate. For example only, we note the following risk factors:

•                  “Issuance of common stock to our Management and Directors will dilute our stockholders,” page 28;

•                  “A small number of holders or voting blocks may control the Company,” page 28; and

•                  “Our operations will be subject to numerous laws and regulations,” page 33.

Response:   In response to the Staff’s comment, we have revised the risk factors to be more specific.

24.          Please note that each risk factor should present a single, discreet, material risk to your business, financial condition or operations. Many of your risk factors discuss multiple risks. We note the following risk factors by way of example:

•                  The uncertainty regarding the eventual outcome of our Plan of Reorganization ... ,” page 26;

•                  “We face potential successor liability,” page 27;

•                  “The casino, hotel, and resort industry is capital intensive...,” page 30; and

•                  “Regulation by gaming authorities ....,” page 32.

Some of these risk factors contain bulleted lists that present multiple risks. To the extent that any of the risks disclosed in these bulleted lists or risk factors are significant enough to warrant separate risk factors, please revise accordingly.

Response:   In response to the Staff’s comment, we have revised the risk factors generally so as not to discuss multiple risks.  We respectfully advise the Staff that the list contained in the “We face potential successor liability” risk factor are not multiple risks, but rather, are different circumstances in which the risk of successor liability, could arise.

25.          We note your disclosure on page 90 that you have not paid and do not intend to pay any dividends in the foreseeable future. Please consider adding a risk factor disclosing that investors in your securities should not expect dividend income.

Response:   In response to the Staff’s comment, we have added a risk factor disclosing that investors should not expect to receive dividends.

“We may incur increased costs in connection with the rejection of certain pre-petition contracts,” page 27

26.          Please revise this risk factor to provide examples of the types of vendors you will be seeking to replace. Also, please include a discussion of the degree to which your business is dependent on these vendors. To the extent that your business is dependent upon any single vendor, please disclose this information in the Business section as well.

Response:   In response to the Staff’s comment, we have revised the risk factor to clarify that we may seek to either replace vendors, or to renegotiate contracts with existing vendors, and have provided an example of the sort of vendor contracts we are renegotiating.  We respectfully advise the Staff that we are not dependent on any single vendor.

“A small number of holders or voting blocks may control the Company,” page 28

27.          Please disclose the one holder who will own 47% of your common stock. Please also disclose any other significant stockholders.

Response:   In response to the Staff’s comment, we have revised our disclosure to disclose that Mr. Icahn, through his affiliates, will own approximately 47.5% of our common stock.  We respectfully advise the Staff that no other stockholders will beneficially own more than 5% of the Company’s common stock.

“We could lose key employees….,” page 35

28.          Please name your key employees in this risk factor. Please also disclose if you intend to enter into employment agreements with such persons.

Response:   In response to the Staff’s comment, we have removed this risk factor.

Management’s Discussion and Analysis ..., page 44

Exit Facility, page 45

29.          Please disclose all material terms of the proposed exit facility, including the interest rate, maturity date, key acceleration and termination provisions and material covenants.

Response:   In response to the Staff’s comment, we respectfully advise the Staff that the proposed exit facility is only one of several possible courses of exit financing the Company may pursue, and that the material terms are therefore not settled.  We supplementally advise the Staff that it is currently anticipated that, if the Company decides to use the proposed exit facility, the material terms would be the following: the aggregate principal amount of term loans and revolving loans (collectively, “Loans”) under the exit facility would be $130 million and $20 million, respectively.  The Loans would bear interest at a rate per annum of 15% so long as no default or event of default has occurred and is continuing, or at a rate per annum of 17% in the event that a default or event of default has occurred and is continuing.  The maturity date (the “Maturity Date”) of the exit facility would be the third anniversary of the closing date of the facility (the “Closing Date”).  The Company (the “Borrower”) must repay $1.3 million of outstanding term loans under the exit facility on each of the first and second anniversaries of the Closing Date, with the balance of the term loans as well as outstanding revolving loans due on the Maturity Date.  The facility would contain mandatory prepayment provisions from proceeds received by the Borrower and its subsidiaries as a result of asset sales and the incurrence of indebtedness (subject in each case to certain exceptions).  Key covenants binding the Borrower and its subsidiaries would include (i) $50 million limitation per annum on capital expenditures, (ii) compliance with a fixed charge coverage ratio of not less than 2.00 to 1.00 and (iii) compliance with a total leverage ratio not to exceed 4.25 to 1.00.  Financial covenants would be tested at the end of each fiscal quarter on a last twelve months basis.  Key defaults (termination provisions) would include (i) failure to repay principal, interest, fees and other amounts owing under the facility, (ii) cross default to other material indebtedness, (iii) the rendering of a material judgment against the Borrower or any subsidiary, (iv) failure of security documents to create valid liens on property securing the facility and to perfect such liens, (v)

revocation of casino, gambling or gaming licenses and (vi) the bankruptcy or insolvency of the Borrower or any of its subsidiaries.  Many defaults would also be subject to cure periods prior to such default giving rise to the right of the lenders to accelerate the Loans and to exercise remedies.

30.          Please also describe the rights of Icahn Capital in the event of a default under the exit facility. If true, describe any additional control or rights Icahn Capital may have upon an event of default. Consider adding a new risk factor to the extent this poses a material risk to your proposed business.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that under the proposed terms of the proposed exit facility, upon the occurrence and continuation of an event of default under the exit facility, Icahn Agency Services LLC (the “Agent”) may, and at the request of the required lenders under the Loans shall, (i) terminate the commitments under the exit facility, (ii) declare loans and other obligations to be immediately due and payable and (iii) enforce the rights of the lenders as secured creditors under the security documents (including by foreclosing on the collateral pledged by the Borrower and the subsidiary guarantors and exercising control and voting rights over the capital stock of the subsidiary guarantors).

31.          Please tell us how you will account for the issuance of warrants to the Participating Lenders in conjunction with your entrance into the Proposed Exit Facility, and disclose the financial impact this issuance will have on your financial statements within the notes to your pro forma financial statements.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the Company evaluated the warrants to be issued to the Participating Lenders in conjunction with our Proposed Exit Facility under ASC 470-20 which requires that the proceeds from the debt instrument with detachable stock purchase warrants to be allocated between the debt instrument and the warrants based on their relative fair market values at the time of issuance.  The portion of the proceeds allocated to the warrants will be recorded to paid-in-capital.  The remainder of the proceeds will be allocated to the debt which will result in a debt discount.  We have revised the pro forma financial statements to disclose the fair value of the warrants.

Quantitative and Qualitative Disclosure About Market Risk, page 83

32.          We note your disclosure on page 64 that TEH manages market risk arising out of potential fluctuation in interest rates on its and its subsidiaries’ variable rate debt, including debt incurred pursuant to the TE Senior Secured Credit Facility and the LandCo Credit Facility, by utilizing interest rate swap agreements. To the extent that these swap agreements will remain in effect after the Effective Date please provide the disclosure required by Item 305(a) with regard to these instruments.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that these swap agreements will not remain in effect after the Effective Date.

Properties, page 83

33.          Please provide operating data for the portfolio of properties you intend to acquire. For example, disclose occupancy rates, average daily rates (“ADR”), revenue per available room (“RevPar”), significant tenants and lease expirations. Refer to Item 15 of Form S-11 as a guide.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that we have reviewed Item 15 of Form S-11 and do not believe that is applicable to the Company in this filing as the Company has furnished the information required by Item 102 of Regulation S-K under “Item 3. Properties” in the Form 10.  Item 102 requires the Company to “state briefly the location and general character of the principal plants, mines and other materially important physical properties of the registrant and its subsidiaries”, which we believe is summarized in the table describing our properties in Item 3 of the Form 10.  Item 102 also states that “in addition, identify the segment(s), as reported in the financial statements,  that use the properties described”.  As the Company views each city in which the casino properties are located as an operating segment this information is also provided in the table.  In addition, Item 102 states that “if any such property is not held in fee or is held subject to any major encumbrance, so state and describe briefly how held”, which is described in the paragraphs following the table for each of the properties.  The operating data examples that the Staff requested to be provided including occupancy rates and average daily rates are provided with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” which is where we believe this information is most beneficial to understanding the financial results of the properties.

Security Ownership of Certain Beneficial Owners and Management. page 85

34.          Please disclose the stockholders who will beneficially own more than 5% of any class of your securities upon completion of the transactions you describe in this registration statement, including the plan of reorganization and the November 4, 2009 Amended and Restated Purchase Agreement.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that no other stockholder, besides Mr. Icahn, will beneficially own more than 5% of any class of the Company’s securities.

35.          We note your disclosure that you believe after the Effective Date that Icahn Capital will beneficially own approximately 47% of your common stock. Please disclose the natural persons who will be the beneficial owners of the shares held by Icahn Capital.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that, although we cannot say with certainty the number of shares of Common Stock any creditor will own on the Effective Date, the Company has been advised by Icahn Capital that four affiliates of Icahn Capital will collectively own approximately 11,865,781 shares of the Company’s Common Stock on the Effective Date or approximately 47.5% of the Company’s outstanding Common Stock. Carl Icahn will have sole voting and dispositive power with respect to these shares of Common Stock. We do not believe any other stockholder will own more than 5%.

36.          Please also tell us in detail how you calculated this 47% amount.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that, pursuant to the Plan, each of the OpCo Lenders will receive a pro rata portion of the common stock based upon their ownership of the TE Senior Secured Credit Facility.  We have been advised by the OpCo Lenders as to ownership percentages of each of the OpCo lenders in the TE Senior Secured Credit Facility.  The approximately 47.5% represents the percentage of the TE Senior Secured Credit Facility owned by affiliates of Mr. Icahn, and controlled by Icahn Capital.

Directors and Executive Officers, page 86

37.          Please revise this section to specifically disclose business experience for the past five years for Messrs. Scott C. Butera, Marc H. Rubinstein, Richard L. Baldwin, and Michael G. Corrigan, pursuant to Item 401(e) of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised this section to specifically disclose the business experience for Messrs. Butera, Rubinstein and Corrigan, and to include a conforming biography for Lance Millage, who has since replaced Mr. Baldwin.

Legal Proceedings. page 89

38.          Please include the disclosure required by Item 103 of Regulation S-K regarding the action initiated by the new owners of Tropicana LV.

Response:  In response to the Staff’s comment, we have included the disclosure required by Item 103 of Regulation S-K with respect to the Tropicana LV litigation.

Description of Registrant’s Securities to be Registered, page 90

39.          Please include the form of your amended certificate of incorporation as an exhibit to the registration statement.

Response:  In response to the Staff’s comment, we have included the form of the Company’s amended certificate of incorporation as Exhibit 3.3.

40.          Please expand this section to provide all of the disclosure required by Item 202 of Regulation S-K, including disclosure with respect to the warrants.

Response:  In response to the Staff’s comment, we have included the disclosure required by Item 202 of Regulation S-K with respect to the warrants.

Exhibits

41.          We refer to Exhibit 10.2. We note this exhibit was filed as a form of agreement. Please tell us why you have filed only the “form of’ this agreement rather than the final, executed agreement. We also note that this exhibit does not include the referenced schedules or exhibits attached. Please file the complete agreement.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that, at the time the Form 10 was filed, the Amended and Restated Purchase Agreement had not yet been executed.  We have filed the complete and executed agreement as Exhibit 2.2.  In accordance with Item 601(b)(2) of Regulation S-K, we have not filed the schedules to this agreement, as the schedules do not contain information which is material to an investment decision which is not otherwise disclosed in the agreement.  The index to the agreement contains a brief description of the contents of the omitted schedules, and we have noted in our Exhibit Index that we will furnish supplementally a copy of the omitted schedules to the Commission upon request.  We also respectfully advise the Staff that all of the OpCo Lenders, who will become the Company’s stockholders, are party to the Amended and Restated Purchase Agreement through their agent, Credit Suisse, and have access to the complete agreement and schedules.

Adamar of New Jersey, Inc. dba Tropicana Casino and Resort (Debtor in Possession)

Valuation of Long-Lived Assets, page FIN-D-6

42.          We note that as of June 30, 2009, the book value of Adamar’s Property and equipment is $715 million, and that the estimated fair value of that property and equipment disclosed in note 4 to your pro forma financial statements is $385 million. Please tell us whether or not these assets were evaluated for impairment during the six months ended June 30, 2009, and if so, please tell us the results of that testing. If not, please tell us why you did not believe that a triggering event had occurred that would warrant such a review.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that, as a result of the continued deterioration of the economy and the gaming industry specifically and Adamar management’s unsuccessful efforts to sell the property in 2008, Adamar’s management believed that Adamar’s property and equipment could be impaired. Therefore, Adamar’s management completed an impairment test during 2008 in accordance with ASC 360-10-35.  Based on the results of this test, Adamar passed the recoverability test.  Accordingly, no impairment of long-lived assets was required. We do not believe that the bankruptcy filing of Adamar (in April 2009) or the agreement to sell the property (in April 2009) with a fair value below its carrying value were new indicators of impairment because the default on the debt had occurred by December 2008, and it was known at that time that the property would most likely enter into a sales agreement to effect its reorganization.  Adamar continues to hold its market share in the Atlantic City market and believes the long-term prospects of Adamar are consistent with the forecast assumptions utilized in the 2008 impairment test.  The Company does not believe a new detailed cash flow forecast is required to be performed at June 30, 2009.

Columbia Properties Vicksburg, LLC (Debtor in Possession)

Note 6 -Affiliate Transactions, page FIN-F-17

43.          We note that you have fully reserved the principal and interest due from TE under the $7 million loan made in 2007, but it does not appear you have established any reserve for the principal or interest due on the $2 million loan made to TE in September 2008. Please tell us why all of these amounts are not fully reserved.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the $2.0 million loan that Columbia Properties Vicksburg, LLC made to TE in September 2008 is a post-petition liability as compared to the $7.0 million made in 2007 which is a pre-petition liability.  As set forth in the disclosure statement relating to the Plan as confirmed by the Bankruptcy Court on May 5, 2009, the $7.0 million loan is considered an intercompany claim which is impaired and projected recovery was zero and thus the ability to collect the pre-petition loan is unlikely and was fully reserved.  The $2.0 million loan was subsequent to the Petition Date and was not deemed to be impaired and accordingly there was no reserve.  Under the Plan, Columbia Properties Vicksburg, LLC will become a subsidiary of the Company and the $2.0 million loan will become an intercompany loan, eliminated in consolidation.

JMBS Casino, LLC (Debtor in Possession)

Note 6 -Affiliate Transactions. page FN-H-17

44.          We note that you have fully reserved the principal and interest due from TE under the $5 million loan made in 2007, but it does not appear you have established any reserve for the principal or interest due on the $2.5 million loan made to IE in September 2008 or the $1.5 million loan made to TE in June 2009. Please tell us why all of these amounts are not fully reserved.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the $2.5 million loan that JMBS Casino, LLC made to TE in September 2008 and the $1.5 million loan that JMBS Casino, LLC made to TE in June 2009 are post-petition liabilities as compared to the $5.0 million made in 2007 which is a pre-petition liability.  As set forth in the disclosure statement relating to the Plan as confirmed by the Bankruptcy Court on

May 5, 2009, the $5.0 million loan is considered an intercompany claim which is impaired and projected recovery was zero and thus the ability to collect the pre-petition loan is unlikely and was fully reserved.  The $2.5 million loan and the $1.5 million loan were subsequent to the Petition Date and were not deemed to be impaired and accordingly there was no reserve. Under the Plan, JMBS Casino, LLC will become a subsidiary of the Company and the $2.5 million loan and $1.5 million loan will become intercompany loans, eliminated in consolidation.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3. Restructuring Transactions, page FIN-J-8

45.          We note your disclosure regarding the valuation methods used to estimate the Predecessors’ enterprise value. Please expand this disclosure to include all of the items in ASC 852-10-50-7. Specifically tell us and disclose the weighting that was given to each method as well as the key assumptions that were used and the basis for those assumptions (i.e. discount rates, growth rates, number of years cash flows were projected, inputs to the terminal value calculation, etc.).

Response:  In response to the Staff’s comment, we have expanded our disclosure in the Form 10 regarding the valuation methods used to estimate the Predecessors’ enterprise value to include all of the items in ASC 852-10-50-7.

46.          Please tell us if you considered the determination of an estimated enterprise value to be an impairment triggering event for the long-lived assets, intangible assets, and/or goodwill of the predecessors as June 30, 2009. If not, please explain.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the Company did consider the determination of an estimated enterprise value as an impairment triggering event and performed impairment analysis of its long-lived assets, indefinite-lived intangible assets, and goodwill at December 31, 2008.  The evaluation included the use of cash flow projections that were comparable to those underlying the basis for the Company’s enterprise value as disclosed in its Plan of Reorganization dated March 20, 2009.  The 2008 impairment analysis resulted in impairment charges of approximately $152 million for the Vicksburg Horizon, Tahoe Horizon, MontBleu, Jubilee, Baton Rouge, and Evansville properties.

Given the continued decline in gaming industry conditions, the Company actively monitors potential triggering events and performed an impairment assessment as of and for the period ended June 30, 2009.  This assessment included evaluating the Company’s long term projections at June 30, 2009, adjusted to reflect current operating results, which in comparison with those projections used at December 31, 2008, did not result in any additional impairment.

47.          We note the fair values that you assigned to the assets and liabilities upon emergence. Please tell us and disclose how you determined the fair values in detail for each kind of asset and liability.

Response:  In estimating preliminary fair values of the assets and liabilities as of June 30, 2009 for pro forma purposes, the Company utilized the net book values of the Predecessors as of June 30, 2009 (these balances have been updated to September 30, 2009 balances in this filing).  The Predecessors performed a fair value analysis on certain assets at December 31, 2008 for impairment testing purposes, which resulted in impairment charges on certain long-lived assets, indefinite-lived intangible assets and goodwill.  Given that certain assets were adjusted based on the impairment analysis at December 31, 2008, the Company utilized the net book values at June 30, 2009 as its best available estimates of fair value at June 30, 2009 for pro forma purposes.

At December 31, 2008, the fair value analysis for impairment testing purposes utilized various valuation methods, as indicated below:

•                  Personal property

•                  Assets with active secondary markets, such as riverboats, barges and slot machines, were valued using market prices of similar assets.

•                  Other assets, such as furniture,  fixtures and other equipment, were valued using a depreciated replacement cost method.

•                  Real Property

•                  Land was valued using market comparable data.

•                  Other real property, such as buildings, building improvements, and land improvements, were valued using a depreciated replacement cost method.

•                  Intangible Assets

•                  Intangible assets, which consisted of the Predecessors’ trade name and gaming licenses in Indiana and Louisiana, were valued using income-based methods.

The following methodologies were utilized to value the Predecessors’ liabilities:

•                  For current liabilities including trade accounts payable, accrued expenses, etc., the Company used the carrying values of these liabilities as an approximation for fair value upon emergence due to the short term nature of these liabilities.

•                  The Proposed Exit Financing would be initially stated at its fair value upon emergence.

•                  Other long term liabilities primarily relate to the Predecessors’ liability for income tax uncertainties, which is reviewed and updated by the Predecessors on an ongoing basis and would thus approximate its fair value.

•                  Since liabilities subject to compromise, including pre-petition debt, have been stayed by the Bankruptcy Court and are subject to adjustments pending various factors such as results of negotiations, actions of the Bankruptcy Court, further developments with respect to disputed claims, rejection of executor contracts and unexpired leases, proofs of claim, implementation of the Plan or other events that cannot be reasonably estimable, it is impractical to estimate the fair value of these liabilities until the Predecessors emerge from Chapter 11.

As requested by the Staff, we have amended the filing to disclose the methods used to determine fair value estimates of significant assets and liabilities.

48.          Please tell us why you believe the fair value of the Predecessor’s assets significantly exceeds the enterprise value of the Predecessors. Given the methods used to determine the enterprise value of the Predecessors, it seems that this value should approximate the fair value of the Predecessor’s assets.

Response:  The Company considered the guidance in ASC 805-10-65-1 which states:  “Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review.”

The Company notes that the estimated enterprise value at June 30, 2009 (amounts at June 30, 2009 have been updated to September 30, 2009 in this filing) was based on the enterprise value indicated in the Company’s Plan of Reorganization dated March 20, 2009.

Additionally, as discussed in the response to item 47, the Company’s pro-forma estimates at June 30, 2009 were based on the net book values of the Predecessors’ and Adamar’s assets at June 30, 2009, some of which reflected impairment adjustments on certain assets arising from its impairment testing at December 31, 2008.  Those values reflected the Company’s best estimates of fair value as of June 30, 2009.

The Company is finalizing an update of the long-term cash flow projections that reflect recent and projected near term deterioration in overall gaming market conditions.  The Company is also in the process of performing fair value analyses on all of the assets that it plans to acquire based on those updated projections for purposes of fresh start reporting it expects to adopt upon consummation of the Restructuring Transactions.  While those efforts are still currently underway, the Company’s management expects that the fair values of the Company’s assets will align more closely to its enterprise value once the valuations are complete.

4. Tropicana AC Acquisition, page FIN-J-9

49.          We note the fair values that you assigned to the assets and liabilities of Tropicana AC. Please tell us and disclose how you determined the fair values in detail for each kind of asset and liability.

Response:  In estimating preliminary fair values of the assets and liabilities as of June 30, 2009, the Company used various valuation methods, as indicated below:

•                  Real Property

•                  Land value was estimated using market comparable data.

•                  Other real property was estimated using a depreciated replacement cost method.

•                  Carrying values were used as an approximation of the fair value of Tropicana AC’s liabilities.

As requested by the Staff, we have amended the filing to disclose the methods used to determine fair value estimates of significant assets and liabilities.

50.          Please tell us why you believe the fair value of Tropicana AC’s assets significantly exceeds the purchase price. Given the open bidding process for these assets which did not net any bids in excess of $200 million, it seems that this value should approximate the fair value of Tropicana AC’s assets.

Response:  We respectfully advise the Staff that during the period in which the Tropicana AC assets were in receivership, several offers were rejected by the State of New Jersey.  The offers were made between January 2008 and September 2008, and ranged from $700 million to $950 million.  Subsequent to the rejection of those offers by the State of New Jersey, economic and gaming sector indicators and credit markets deteriorated significantly.  Consequently, many of the highly leveraged casino operators were unable to raise the necessary funding in those market conditions and would therefore have been precluded from submitting an offer.  Additionally, any new market entrants would have been required to obtain a gaming license from the State of New Jersey.  Such process can be costly and require over a year to obtain a license.  The Company believes that such barrier to entry as well as the market and credit issues previously mentioned combined to impact the number of bids for the Tropicana AC assets.

While we acknowledge the reasonableness of the Staff’s question, the Company believes that the fair value estimates reflected in the pro forma financial statements are reflective of the fair value of the Tropicana AC assets and consider the valuation premises as outlined in the accounting standards.

5. Pro Forma Adjustments -Restructuring Transactions, page FIN-J-10

51.          Please reconcile the amounts that are impacted by adjustment 5(b). We would anticipate that the balances transferred from due to or due from affiliates would equal the amounts reclassified to accounts receivable or accounts payable, but it is not clear how this reconciles.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that the amounts impacted by adjustment 5(b) are reflective of amounts that the Historical Predecessors reported as Due From Affiliates of $4,407, which includes $2,384 which upon implementation of the plan is considered intercompany activity as the related affiliate will be consolidated by the Company and thereby eliminated upon consolidation pursuant to section 210.3A-04 of Regulation S-X.  The remaining $2,023 is related to amounts due from other affiliates of the Predecessors which upon implementation of the Plan will no longer be considered affiliates due to the new ownership of the Company and thereby reclassified to receivables.  In addition, the amount in which the Historical Predecessors reported as Due To Affiliates of $5,060 includes $2,384 which upon implementation of the Plan is considered intercompany activity as the related affiliate will be consolidated by the Company and thereby eliminated upon consolidation pursuant to section 210.3A-04 of Regulation S-X.  The remaining $2,676 is related to amounts due from other affiliates of the Predecessors which upon implementation of the Plan will no longer be considered affiliates due to the new ownership of the Company and thereby reclassified to accounts payable.

6. Pro Forma Adjustments -Tropicana AC Acquisition, page FIN-J-13

52.          Please clarify where the payoff of the note referred to in note 6(k) is disclosed in the pro forma financial statements, or elsewhere in the filing. Furthermore, please tell us your basis for including this adjustment in your pro forma financial statements. It appears that this adjustment may be related to adjustment 6(d); please also explain how the balances will be eliminated and provide your factual support.

Response:  In response to the Staff’s comment, we respectfully advise the Staff that Tropicana AC’s related party note payable referred to in note 6(k) is disclosed in footnote 1 of the September 30, 2009 financial statements of Adamar of New Jersey, Inc.  Upon the Effective Date of the Plan and the acquisition of Tropicana AC, the Company will own both Tropicana AC and the entities which Tropicana AC has reported as affiliates on a historical basis.  As a result, the transactions represented in the pro forma financial statements as amounts due from (to) affiliates and amounts due (to) NJ affiliates reported by Tropicana AC will be eliminated upon consolidation as required under section 210.3A-04 of Regulation S-X and represented in footnotes 6(d) and 6(k).

*****

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions related to this letter, please contact me at (312) 862-2055.

Sincerely,

/s/ R. Henry Kleeman
R. Henry Kleeman.

cc:	Scott C. Butera
Tropicana Entertainment, Inc..